SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: March 4, 2005

FiberMark, Inc.

(Exact name of registrant as specified in charter)

Delaware	**001-12865**	**82-0429330**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

161 Wellington Road
P.O. Box 498
Brattleboro, Vermont 05302
(802) 257-0365

Item 8.01. Other Events and Regulation FD Disclosure

On March 4, 2005, FiberMark filed a motion requesting a continuance of its confirmation hearing.

On March 7, 2005, FiberMark distributed a press release regarding the continuance of the company's chapter 11 confirmation hearing as bondholders continue negotiations on unresolved issues, attached here as Exhibit 99.1. This exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set fort by specific reference in such a filing.

Item 9.01. Financial Statements and Exhibits

Exhibit 99.1   Press Release Dated March 7, 2005

Exhibit 2.1   Motion to Continue Confirmation Hearing, Dated March 4, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FiberMark

Date: March 7, 2005   By: /s/ *John E. Hanley*

                                    John E. Hanley

                                    Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1*	Press Release Dated March 7, 2005
Exhibit 2.1*	Motion to Continue Confirmation Hearing, Dated March 4, 2005

* Filed herewith

Exhibit 99.1

FOR IMMEDIATE RELEASE   Contact: Janice C. Warren
                                                     Director of Investor Relations and
                                                     Corporate Communications
                                                     802 257 5981

FIBERMARK REQUESTS CONTINUANCE OF CONFIRMATION HEARING
AS BONDHOLDERS CONTINUE NEGOTIATIONS ON UNRESOLVED ISSUES

BRATTLEBORO, Vt.—March 7, 2005—FiberMark, Inc., (OTCBB: FMKIQ) today announced that it has requested a short continuance of the confirmation hearing on its Plan of Reorganization previously scheduled to take place on March 7. FiberMark requested the continuance to permit the company's three largest bondholders, who are members of the Creditors Committee, to continue discussions with respect to resolving certain corporate control and governance issues—specifically, on the terms of the documents governing the New Common Stock and the New Notes to be issued pursuant to the Plan. FiberMark emphasized that the disagreements in question are not between the company and the bondholders, but among the bondholders themselves.

"We are hopeful that with additional time the parties will find a way to resolve their differences," said Alex Kwader, chairman and chief executive officer, "but there can be no assurance that even with more time they will be able to do so."

FiberMark, headquartered in Brattleboro, Vt., is a leading producer of specialty fiber-based materials meeting industrial and consumer needs worldwide, operating 11 facilities in the eastern United States and Europe. Products include filter media for transportation and vacuum cleaner bags; base materials for specialty tapes, electrical and graphic arts applications; wallpaper, building materials and sandpaper; and cover/decorative materials for office and school supplies, publishing, printing and premium packaging.

This document contains forward-looking statements. Actual results may differ depending on the economy and other risk factors discussed in the company's Form 10-K as filed with the SEC on March 30, 2004, which is accessible on the company's Web site at www.fibermark.com.

- # # # -

Exhibit 2.1

UNITED STATES BANKRUPTCY COURT
DISTRICT OF VERMONT

In re:	)	
	)	
FiberMark, Inc.,	)	Case No. 04-10463 cab
FiberMark North America, Inc., and	)	*Chapter 11*
FiberMark International Holdings LLC,	)	Jointly Administered
	)	
Debtors.	)	

**DEBTORS' MOTION SEEKING FURTHER CONTINUANCE OF
HEARING TO CONSIDER CONFIRMATION OF JOINT PLAN OF
REORGANIZATION UNDER CHAPTER 11, TITLE 11, UNITED STATES
CODE OF FIBERMARK, INC., ET AL., DEBTORS**

FiberMark, Inc. ("FiberMark") and certain of its subsidiaries, debtors

and debtors-in-possession in the above-captioned cases (collectively, the "Debtors"),

hereby move for entry of an order continuing the March 7, 2005 hearing (originally

commenced on January 27, 2005 and as the same may be continued from time to time,

the "Confirmation Hearing") to consider confirmation of the Joint Plan of

Reorganization Under Chapter 11, Title 11, United States Code of FiberMark, Inc., et

al., Debtors, dated December 17, 2004, as modified by the First Modification to Joint

Plan of Reorganization Under Chapter 11, Title 11, United States Code of FiberMark,

Inc., et al., Debtors, dated January 20, 2005 and the Second Modification to Joint Plan

of Reorganization Under Chapter 11, Title 11, United States Code of FiberMark, Inc.,

et al., Debtors, dated February 18, 2005 (the "Plan"). In support of this Motion, the

Debtors respectfully represent as follows:

BACKGROUND

       1.   On March 30, 2004 (the "Petition Date"), the Debtors filed voluntary petitions for reorganization relief under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101-1330 as amended (the "Bankruptcy Code").

       2.   The Debtors are operating their businesses and managing their properties as debtors-in-possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code.

       3.   On April 7, 2004, the Office of the United States Trustee (the "U.S. Trustee") appointed an official committee of unsecured creditors to serve in these cases pursuant to section 1103 of the Bankruptcy Code (the "Committee"). No request has been made for the appointment of a trustee or examiner.

       4.   The Debtors and their foreign affiliates are leading producers of specialty fiber-based materials for a broad range of industrial and consumer needs worldwide, serving thousands of customers in the transportation, publishing, packaging, graphic arts, office products and other industries. Using versatile manufacturing capabilities – comprising papermaking, synthetic/nonwoven material technology, saturating, coating and other finishing processes – the Debtors and their foreign affiliates generate products such as filter media; base materials for specialty tapes, electrical and graphic arts applications, wallcovering and sandpaper; and covering materials for office and school supplies, book production/publishing, printing and premium packaging. The Debtors' operations are located primarily within the United States and are focused on publishing and packaging, office products, and technical specialties.

5. The Court has jurisdiction over this matter under 28 U.S.C. §§ 157 and 1334. Venue is proper under 28 U.S.C. §§ 1408 and 1409. This is a core proceeding under 28 U.S.C. § 157(b)(2).

6. The statutory predicate for the relief requested herein is section 105 of the Bankruptcy Code.

RELIEF REQUESTED

7. By this Motion, the Debtors seek an order further continuing the Confirmation Hearing until the morning of March 10, 2005, or if such date cannot be made available for such hearing, then on the first available date on the calendar of the United States Bankruptcy Court for the District of Vermont (the "Bankruptcy Court") during the week beginning March 14, 2005.

BASES FOR RELIEF REQUESTED

8. On February 28, 2005, the Confirmation Hearing was scheduled to proceed before the Bankruptcy Court. At such hearing the Debtors advised the Bankruptcy Court that the three noteholder members of the Committee (the "Noteholder Members") had been unable to reach an agreement as to various corporate governance issues arising under the Plan and the Plan's implementing documents and that, accordingly, the Debtors did not believe it appropriate to move forward with the Confirmation Hearing at that time. The Bankruptcy Court continued the Confirmation Hearing to March 7, 2005 at 11:00 a.m. in order to afford the Noteholder Members the opportunity for further discussions aimed at resolving their differences.

9. The Debtors have been advised that, although the Noteholder Members have, to date, been unable to reach agreement over the terms of the Plan's

3

implementing documents, and in particular the documents governing the New Common Stock and the New Notes (each as defined in the Plan), discussions among the Noteholder Members are continuing.

10.   The Debtors are doing everything in their power to attempt to broker a compromise among the Noteholder Members that will allow the Debtors to expeditiously emerge from chapter 11. Toward that end, the Debtors believe it appropriate to maintain the Plan on the confirmation track and, therefore, seek to continue the Confirmation Hearing to the morning of March 10, 2005, or if that date is unavailable, then to the earliest available date during the week beginning March 14, 2005. The Debtors estimate that the time needed for such hearing will approximate two to three hours.

11.   There is, of course, no guaranty that agreement will be reached among these parties. In the event the Debtors are advised, prior to the proposed continued date of the Confirmation Hearing, that negotiations among the Noteholder Members have failed, the Debtors will promptly advise the Bankruptcy Court.

12.   The Debtors submit that the relief requested herein is in the best interests of their estates and that granting such relief pursuant to section 105 of the Bankruptcy Code is proper under the circumstances.

<u>NOTICE</u>

13.   Notice of this Motion has been provided to (a) the U.S. Trustee, (b) counsel for the Noteholder Members (c) counsel for the Committee, (d) counsel for GECC and (e) the other parties in interest named on the Official Service List maintained in these cases. The Debtors submit that no other or further notice need be given.

NO PRIOR REQUEST

14. No prior motion for the relief requested herein has been made to this or any other Court.

WHEREFORE, the Debtors respectfully request that the Bankruptcy Court (i) enter an order continuing the Confirmation Hearing, and (ii) grant such other and further relief as is just and proper.

Dated: March 4, 2005

/s/ *Raymond J. Obuchowski*
Raymond J. Obuchowski (Bar ID 00502389)
Jennifer Emens-Butler (Bar ID 000845663)
OBUCHOWSKI & EMENS-BUTLER
P.O. Box 60, 1542 Vt. Rt. 107
Bethel, Vermont 05032
Telephone: (802) 234-6244
Facsimile: (802) 234-6245

-and-

D. J. Baker
Rosalie Walker Gray
Adam S. Ravin
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
Four Times Square
New York, New York 10036
Telephone: (212) 735-3000
Facsimile: (212) 735-2000

Attorneys for Debtors and
Debtors-in-Possession